Exhibit 99.1

[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR

Zarlink Releases Third Quarter Fiscal 2006 Results

o     Beats revenue guidance - generates cash from operations

OTTAWA, CANADA, January 24, 2006 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today released results for the Fiscal 2006 third quarter ended December 23, 2005, prepared in accordance with U.S. Generally Accepted Accounting Principles
(GAAP).

      Following the previously announced divestiture of the RF Front-end business, the financial results for this business unit have been reported as a discontinued operation for the current and comparative periods.

      Third quarter revenue exceeded guidance and rose to US$37.4 million, up from US$34.2 million in the second quarter of Fiscal 2006, and US$36.6 million in the third quarter of Fiscal 2005.

      Zarlink earned third quarter net income of US$51.0 million or US$0.39 cents per share. Included in this result were: a US$55.8 million gain related to disposition of the RF Front-End Business; a US$5.4 million write-off of computer-assisted design tools no longer used by the Company; and severance costs of $0.9 million associated with on-going cost reductions efforts. Excluding the gain on disposition, impairment and severance costs, net income was US$1.5 million, or US$0.01 per share, in line with guidance.

      This compares with a net loss of US$2.3 million or US$0.02 per share in the second quarter of Fiscal 2006. In the Fiscal 2005 third quarter, Zarlink reported a net loss of US$7.6 million, or US$0.06 per share.

      Gross margin in the third quarter improved to 52% of revenue, compared with 49% in the second quarter and 50% in the third quarter a year ago. Gross margin in the third quarter was impacted by severance costs of US$0.3 million.

      At the end of the third quarter, the Company held cash and cash equivalents of US$91.0 million, short-term investments of US$19.6 million, and restricted cash of US$13.2 million, totaling US$123.8 million. This compared with cash and cash equivalents of US$41.5 million and restricted cash of US$14.1 million, totaling US$55.6 million, at the close of the preceding quarter. During the third quarter, Zarlink generated US$3.3 million cash from operations, and recorded net cash proceeds of US$66.4 million from the sale of the RF Front-End business.

      "I am pleased with the solid progress we made during the quarter in improving our financial and competitive position," said Kirk K. Mandy, President and Chief Executive Officer, Zarlink Semiconductor. "Revenues rose by 9%, cash flow was positive, we sold our lowest margin business, and added significantly to our cash reserves. We are on track in rebuilding Zarlink as a profitable, growth-oriented communications semiconductor company."

      On January 24, 2006, Zarlink Semiconductor declared a quarterly dividend of CDN$0.50 per share on its preferred shares, payable on March 31, 2006, to preferred shareholders of record as of March 3, 2006.

Review of Operations

      R&D expenses in the third quarter were up marginally to US$9.1 million or 24% of revenue, compared with US$8.9 million or 26% of revenue in the second quarter, but down from US$12.9 million or 35% of revenue in the Fiscal 2005 third quarter.

      S&A expenses rose to US$10.2 million or 27% of revenue in the third quarter, and included severance costs of US$0.6 million and US$0.7 million on strategic marketing initiatives following the sale of the RF Front-end business. This compares with S&A costs of US$7.8 million or 23% of revenue in the second quarter of Fiscal 2006, and US$11.1 million or 30% of revenue in the third quarter of Fiscal 2005.

      During the third quarter, Zarlink introduced five new products, including:

      o An acoustic echo canceller chip that improves voice quality and reduces noise in a wide range of hands-free communications applications, including car kits, desktop telephones and intercom systems;

      o The industry's first single-chip ultra-low jitter timing and synchronization devices for high-speed optical networking equipment.

Fourth Quarter Fiscal 2006 Guidance

      The opening order backlog at the start of the Fiscal 2006 fourth quarter was US$27 million, compared to the US$28 million opening backlog in the third quarter. Zarlink is forecasting that fourth quarter revenues will be relatively flat compared to the third quarter. As a result, Zarlink expects fourth quarter earnings of between US$0.00 and US$0.01 per share.

      Prior to the third quarter of Fiscal 2006, Zarlink segmented its business as Network Communications, Consumer Communications and Ultra Low-Power Communications and as a result had three reportable segments. On November 15, 2005, the Company sold the assets related to its RF Front-End Consumer business to Intel Corporation, through its wholly owned subsidiary Intel Corporation (UK) Limited. During the third quarter of Fiscal 2006, management also conducted a strategic assessment of the Company's remaining operations. Based on this review of the Company's current strategic direction, management determined that all of the Company's product lines within its four operating segments contain similar products, production processes, types of customers, distribution methods, and economic characteristics. As a result of this review, management has concluded that it is appropriate to aggregate the results of the Company's operating segments, and as a result Zarlink will disclose one reportable segment.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact investor relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: rapid technological developments and changes; our ability to achieve profitability and generate positive cash flows in the future; our exposure to product warranty claims resulting from product defects or failures; our dependence on our foundry suppliers and third-party subcontractors; increasing price and product competition; and other factors referenced in our Annual Report on Form 20-F for the fiscal year ended March 25, 2005. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

An open conference call for analysts will be held today beginning at 5:00 p.m. EST. Investors, media and other parties are listen-only. Please dial 1-800-814-4859 or 613-287-8027. The replay number is 1-877-289-8525 (passcode
21171748#) or 416-640-1917 (passcode 21171748#). The replay is available until midnight, February 7, 2006. A live audio webcast will be available through www.newswire.ca (Canada NewsWire) or from the Company's website at www.zarlink.com.

For further information:

Michael Salter                              Mike McGinn
Media Relations                             Investor Relations
613 270-7115                                613 270-7210
michael.salter@zarlink.com                  mike.mcginn@zarlink.com

                  CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
        (in millions of U.S dollars, except per share amounts, U.S. GAAP)
                                   (Unaudited)

                                                                 Three months ended                          Nine months ended
                                                        -----------------------------------------       -------------------------
                                                          Dec. 23,       Sept. 23,       Dec. 24,         Dec. 23,      Dec. 24,
                                                           2005            2005            2004             2005          2004
                                                        -----------------------------------------       -------------------------
Revenue                                                 $    37.4       $    34.2       $    36.6       $   105.7       $   125.0
Cost of revenue                                              18.0            17.5            18.4            53.9            61.1
                                                        -----------------------------------------       -------------------------
Gross margin                                                 19.4            16.7            18.2            51.8            63.9
                                                        -----------------------------------------       -------------------------
Expenses:
   Research and development                                   9.1             8.9            12.9            28.0            37.1
   Selling and administrative                                10.2             7.8            11.1            26.3            29.6
   Asset impairment and other                                 5.4            --              --               5.4            --
   Gain on sale of foundry business                          --              --              --              (1.9)           (9.9)
                                                        -----------------------------------------       -------------------------
                                                             24.7            16.7            24.0            57.8            56.8
                                                        -----------------------------------------       -------------------------
Operating income (loss) from continuing
 operations                                                  (5.3)           --              (5.8)           (6.0)            7.1
Interest income                                               0.5             0.4             0.3             1.3             0.7
Foreign exchange gain (loss)                                 --              (0.3)           (1.8)            1.2            (2.2)
                                                        -----------------------------------------       -------------------------
Income (loss) from continuing operations
 before income taxes                                         (4.8)            0.1            (7.3)           (3.5)            5.6
Income tax (expense) recovery                                --              (0.4)           (0.1)           (0.4)            0.9
                                                        -----------------------------------------       -------------------------

Income (loss) from continuing operations                $    (4.8)      $    (0.3)      $    (7.4)      $    (3.9)      $     6.5

Discontinued operations - net of tax                    $    55.8       $    (2.0)      $    (0.2)      $    49.0       $    (3.4)
                                                        -----------------------------------------       -------------------------

Net income (loss)                                       $    51.0       $    (2.3)      $    (7.6)      $    45.1       $     3.1
                                                        =========================================       =========================
Net income (loss) attributable to common
  shareholders                                          $    50.2       $    (3.0)      $    (8.2)      $    42.9       $     1.5
                                                        =========================================       =========================
Income (loss) per common share from
 continuing operations:
   Basic and diluted                                    $    (0.04)     $    (0.01)     $   (0.06)      $    (0.05)     $     0.04
                                                        =========================================       =========================
Income (loss) per common share from
 discontinued operations:
   Basic and diluted                                    $     0.43      $    (0.01)     $    --         $     0.39      $   (0.03)
                                                        =========================================       =========================
Net income (loss) per common share:
   Basic and diluted                                    $     0.39      $    (0.02)     $   (0.06)      $     0.34      $    0.01
                                                        =========================================       =========================
Weighted average number of common
 shares outstanding (millions):
   Basic                                                    127.3           127.3           127.3           127.3           127.3
                                                        =========================================       =========================
   Diluted                                                  127.4           127.3           127.3           127.3           127.3
                                                        =========================================       =========================
Percentage of revenue:
   Gross margin                                              52%             49%             50%             49%             51%
   Research and development                                  24%             26%             35%             26%             30%
   Selling and administrative                                27%             23%             30%             25%             24%

                           Zarlink Semiconductor Inc.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                    Three months ended                 Nine months ended
                                                           ------------------------------------      ----------------------
                                                            Dec. 23,     Sept. 23,     Dec. 24,      Dec. 23,       Dec. 24,
                                                             2005          2005          2004          2005           2004
                                                           ------------------------------------      ----------------------
CASH PROVIDED BY (USED IN)
Operating activities:
   Net income (loss) from continuing operations            $  (4.8)      $  (0.3)      $  (7.4)      $  (3.9)      $    6.5
    Depreciation of fixed assets                               1.7           1.5           1.9           4.9            6.3
   Other non-cash changes in operating activities             --             0.3           1.2          (2.9)          (8.4)
   Deferred income taxes                                       0.4          (0.3)         (0.3)          0.2           (0.5)
   Decrease (increase) in working capital:
     Trade accounts and other receivables                      2.2          (1.8)          0.3           3.0           (4.6)
     Inventories                                              (1.3)          1.0          (1.9)         (0.1)          (6.0)
     Prepaid expenses and other                                2.9          (3.2)          0.1          (2.1)          (2.1)
     Payables and accrued liabilities                          2.2           0.7           1.2          (6.7)          (2.0)
     Deferred credits                                         --            --             0.1          (0.2)           0.7
                                                           -----------------------------------       ----------------------
Total                                                          3.3          (2.1)         (4.8)         (7.8)         (10.1)
                                                           -----------------------------------       ----------------------
Investing activities:
   Purchased short-term investments                          (19.6)         --           (39.6)        (47.7)         (94.2)
   Matured short-term investments                             --            28.1          47.2          67.7          109.4
   Expenditures for fixed assets                              (0.3)         (0.1)         (0.7)         (1.0)          (2.6)
   Proceeds from disposal of fixed assets                      0.1           0.2           0.2           0.5            0.6
   Proceeds from repayment of note receivable                 --            --            --             2.0            9.9
   Proceeds from sale of discontinued operation -
    net                                                       66.4          --            --            66.4           --
                                                           -----------------------------------       ----------------------
Total                                                         46.6          28.2           7.1          87.9           23.1
                                                           -----------------------------------       ----------------------
Financing activities:
   Repayment of capital lease liabilities and long
    term debt                                                 --            --            --            --             (0.1)
   Payment of dividends on preferred shares                   (0.5)         (0.6)         (0.6)         (1.6)          (1.6)
   Repurchase of preferred shares                             (0.5)         (0.4)         --            (1.3)          --
   Decrease (increase) in restricted cash                      0.9          (0.2)         (3.9)          0.7           (3.9)
                                                           -----------------------------------       ----------------------
Total                                                         (0.1)         (1.2)         (4.5)         (2.2)          (5.6)
                                                           -----------------------------------       ----------------------

Effect of currency translation on cash                        (0.3)         --             0.2          (0.6)           0.3

Net cash used in discontinued operations                      --            (1.9)         (2.3)         (5.7)          (5.0)
                                                           -----------------------------------       ----------------------

Increase (decrease) in cash and cash equivalents              49.5          23.0          (4.3)         71.6            2.7

Cash and cash equivalents, beginning of period                41.5          18.5          34.0          19.4           27.0
                                                           -----------------------------------       ----------------------

Cash and cash equivalents, end of period                   $  91.0       $  41.5       $  29.7       $  91.0       $   29.7
                                                           ===================================       ======================

                           Zarlink Semiconductor Inc.
                         CONSOLIDATED BALANCE SHEET DATA
                    (in millions of U.S. dollars, U.S. GAAP)

                                                                                   Dec. 23,          Sept. 23,       March 25,
                                                                                     2005              2005             2005
                                                                                   --------          ---------       ---------
ASSETS

Current assets:
   Cash and cash equivalents                                                       $   91.0          $   41.5          $   19.4
   Short-term investments                                                              19.6            --                  39.6
   Restricted cash                                                                     13.2              14.1              13.9
   Trade accounts receivable - net                                                     19.2              23.3              23.2
   Other receivables                                                                    4.9               3.1               4.2
   Note receivable                                                                     --                --                 0.1
   Inventories                                                                         16.5              15.2              16.4
   Prepaid expenses and other                                                           6.3               8.8               5.9
   Current assets held for sale                                                        --                 5.9               6.8
                                                                                   --------          --------          --------
                                                                                      170.7             111.9             129.5
Fixed assets - net                                                                     26.9              28.3              30.6
Deferred income tax assets - net                                                        3.6               3.7               3.5
Other assets                                                                            6.1               6.6               4.9
Long-term assets held for sale                                                         --                 2.5               2.8
                                                                                   --------          --------          --------
                                                                                   $  207.3          $  153.0          $  171.3
                                                                                   ========          ========          ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Trade accounts payable                                                          $   13.3          $   13.9          $   14.6
   Employee-related accruals                                                            8.2               9.0               9.6
   Income and other taxes payable                                                       5.6               3.7               3.5
   Current portion of provisions for exit activities                                    4.7               1.0               7.9
   Other accrued liabilities                                                            5.6               5.4               5.8
   Deferred credits                                                                     1.1               1.2               1.4
   Deferred income tax liabilities - current portion                                    0.1              --                --
                                                                                   --------          --------          --------
                                                                                       38.6              34.2              42.8
Long-term debt                                                                          0.1               0.1               0.1
Long-term portion of provisions for exit activities                                     0.7               0.6               0.9
Pension liabilities                                                                    17.6              17.9              19.3
Deferred income tax liabilities - long-term portion                                     0.2              --                --
                                                                                   --------          --------          --------
                                                                                       57.2              52.8              63.1
                                                                                   --------          --------          --------
Redeemable preferred shares, unlimited shares authorized;
  1,284,200 shares issued and outstanding as at
  December 23, 2005                                                                    16.4              16.7              17.2
                                                                                   --------          --------          --------
Shareholders' equity:
Common shares, unlimited shares authorized; no par value;
  127,309,598 shares issued and outstanding as at
  December 23, 2005                                                                   768.4             768.4             768.4
Additional paid-in capital                                                              1.7               1.9               2.2
Deficit                                                                              (603.1)           (653.5)           (646.5)
Accumulated other comprehensive loss                                                  (33.3)            (33.3)            (33.1)
                                                                                   --------          --------          --------
                                                                                      133.7              83.5              91.0
                                                                                   --------          --------          --------
                                                                                   $  207.3          $  153.0          $  171.3
                                                                                   ========          ========          ========

                           Zarlink Semiconductor Inc.
                             SUPPLEMENTARY SCHEDULES
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

Geographic Information:

Revenue,   based  on  the  geographic  location  of  Zarlink's  customers,   was
distributed as follows:

                         Three Months                         Three Months                 Three Months
                            Ended            % of                Ended           % of          Ended         % of
                        Dec. 23, 2005        Total          Sept. 24, 2005       Total     Dec. 24, 2004     Total
                        -------------        -----          ---------------      -----     -------------     -----
Asia - Pacific            $  11.2             30%              $  10.2            30%        $    8.6          23%
Europe                       15.0             40                  12.8            37             13.0          36
Americas                     11.2             30                  11.2            33             15.0          41
                          -------            ---               -------           ---         --------         ---
                          $  37.4            100%              $  34.2           100%        $   36.6         100%
                          =======            ===               =======           ===         ========         ===

                                                              Nine Months                    Nine Months
                                                                 Ended           % of           Ended        % of
                                                             Dec. 23, 2005       Total      Dec. 24, 2004    Total
                                                            --------------       -----      -------------    -----
Asia - Pacific                                                 $  32.6            31%        $   32.7          26%
Europe                                                            39.7            38             45.3          36
Americas                                                          33.4            31             47.0          38
                                                               -------           ---         --------         ---
                                                               $ 105.7           100%        $  125.0         100%
                                                               =======          ====         ========         ===